                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                         H.E.R.C. Products Incorporated
                         ------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   4041651021
                         ------------------------------
                                 (CUSIP Number)


Mr. Lance Laifer                       With a copy to:
Laifer Capital Management, Inc.        Gerald Adler, Esq.
Hilltop Partners, L.P.                 Shereff, Friedman, Hoffman & Goodman, LLP
45 West 45th Street                    919 Third Avenue
New York, New York 10036               New York, New York 10022
(212) 921-4139                         (212) 758-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 5, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------          -----------------------------------
CUSIP No. 4041651021                                           Page 2 of 9 Pages
-----------------------------------          -----------------------------------

================================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Laifer Capital Management, Inc.

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                / /
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
                          7.   SOLE VOTING POWER
                               2,210,300
                          ------------------------------------------------------
    NUMBER OF SHARES      8.   SHARED VOTING POWER
   BENEFICIALLY OWNED          0
         BY EACH          ------------------------------------------------------
    REPORTING PERSON      9.   SOLE DISPOSITIVE POWER
           WITH                2,210,300
                          ------------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER
                               1,199,700
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,410,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    29.7%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    CO, IA
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------          -----------------------------------
CUSIP No. 4041651021                                           Page 3 of 9 Pages
-----------------------------------          -----------------------------------

================================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Lance Laifer

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                / /
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    USA
--------------------------------------------------------------------------------
                          7.   SOLE VOTING POWER
                               2,210,300
                          ------------------------------------------------------
    NUMBER OF SHARES      8.   SHARED VOTING POWER
   BENEFICIALLY OWNED          0
         BY EACH          ------------------------------------------------------
    REPORTING PERSON      9.   SOLE DISPOSITIVE POWER
           WITH                2,210,300
                          ------------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER
                               1,199,700
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,410,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    29.7%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------          -----------------------------------
CUSIP No. 4041651021                                           Page 4 of 9 Pages
-----------------------------------          -----------------------------------

================================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Hilltop Partners, L.P.

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                / /
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
                          7.   SOLE VOTING POWER
                               1,688,000
                          ------------------------------------------------------
    NUMBER OF SHARES      8.   SHARED VOTING POWER
   BENEFICIALLY OWNED          0
         BY EACH          ------------------------------------------------------
    REPORTING PERSON      9.   SOLE DISPOSITIVE POWER
           WITH                1,688,000
                          ------------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,688,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    14.7%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          Schedule 13D Amendment No. 2
                         H.E.R.C. Products Incorporated


                  This Amendment No. 2 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of April 7, 1998 (the "Schedule 13D") and Amendment No.1 to the Schedule 13D relating to the event date of May 26, 1998 filed by Hilltop Partners, L.P., Laifer Capital Management, Inc. and Lance Laifer (collectively, the "Reporting Persons") relating to the common stock (the "Common Stock") of H.E.R.C. Products Incorporated (the "Company"). The address of the principal executive office of the Company is 2202 W. Lone Cactus Drive #15, Phoenix, AZ 85027-2621. Capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 5.           Interest in Securities of Issuer.

                  (a) Hilltop is the beneficial owner of 1,688,000 shares (14.9%) of Common Stock.

                  Laifer Capital Management, Inc. is the beneficial owner of 3,410,000 shares (29.7%) of Common Stock. The 3,410,000 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. includes:

                  (i) 1,688,000 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner and investment advisor to Hilltop, which shares have been described above; and

                  (ii) 1,722,000 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as investment advisor to various other clients. These clients include: (a) Wolfson, with an address at One State Street Plaza, New York, New York 10004- 1505, and (b) Offshore, a Cayman Islands company, with an address c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, 14 Par La Ville Road, Hamilton HMJX, Bermuda (collectively, the "Clients").

                  Lance Laifer, as president, sole director and principal stockholder of Laifer Capital Management, Inc., is deemed to have the same beneficial ownership as Laifer Capital Management, Inc.

                  The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. There were 11,470,588 shares of Common Stock of the Company outstanding as of June 5, 1998 as reported to the Reporting Persons by an officer of the Company.

                  (b) Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 1,688,000 shares of Common Stock beneficially owned

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by it. Hilltop's power to vote and dispose of its shares rests with Laifer
Capital Management, Inc., in its capacity as the General Partner of Hilltop.

                  Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 1,688,000 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. (i) has sole power to vote and to direct the voting of and sole power to dispose and direct the disposition of 522,300 shares of Common Stock owned by Offshore and (ii) shares with Wolfson the power to dispose and direct the disposition of 1,199,700 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as investment advisor to Wolfson. Wolfson retains the sole power to vote and to direct the voting of the shares of Common Stock owned by it.

                  (c) The transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No.1 to the Schedule 13D are set forth on Annex A hereto.

                  (d) Not applicable.

                  (e) Not applicable.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 10, 1998                      HILLTOP PARTNERS, L.P.


                                          By:  LAIFER CAPITAL MANAGEMENT, INC.,
                                               as General Partner


                                          By:  /s/ Lance Laifer
                                               ----------------------------
                                               Lance Laifer
                                               President



                                          LAIFER CAPITAL MANAGEMENT, INC.


                                          By:  /s/ Lance Laifer
                                               ----------------------------
                                               Lance Laifer
                                               President


                                          By:  /s/ Lance Laifer
                                               ----------------------------
                                               Lance Laifer

                                     Annex A



                             Laifer        Hilltop      Wolfson         Offshore
Date      Price   Comm.      # Shares      # Shares     # Shares        # Shares
----      -----   -----      --------      --------     --------        --------

6/5/98*   0.31     --        130,000       0            130,000         0





-----------------------
* Privately negotiated purchase from the Company
































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